Filed by Rayonier Inc. and Rayonier Operating Company LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pope Resources, a Delaware limited partnership

Commission File No.: 1-6780

Date: 3/2/2020

On March 2, 2020, certain members of the management team of Rayonier Inc. (“Rayonier”) provided at an industry conference certain supplemental information about Rayonier’s pending acquisition of Pope Resources, a Delaware limited partnership. A copy of relevant excerpts of the presentation follows.

Company Name: Rayonier Inc. (RYN)

Event: Raymond James 41st Annual Institutional Investors Conference

Date: March 2, 2020

<<Dave Nunes, Chief Executive Officer>>

Collin touched on our recent acquisition of Pope Resources. This is just a little bit of a high-level summary from a review that we did back on January 15, when we rolled out the transaction. But just some high-level points on this. This is an asset that we think fits us very well. It’s a very high-quality asset. It – one of the features that we like about it the most is it’s had a very high proportion of Douglas fir. Douglas fir is a higher-valued species. It brings our total Douglas fir percentage in the Northwest from 60% to 68%. It also allows us to increase our sustainable yield by 32% in the Northwest by the addition of these lands. They’re also very complementary to the existing age class structure that we have.

Also, from an operational standpoint, we think this will help us from a cost and cash flow standpoint. Pope’s lands are much – have much more gentle terrain and, therefore, have a lower proportion of cable logging, which is much more expensive. And because of this, we’re able to generate – we will be able to generate higher cash flow per ton and per acre off of those Pope lands and will also give us more optionality in soft markets to operate our overall portfolio more effectively.

And then lastly, it will give us greater flexibility as we think about portfolio repositioning within the Northwest as well as other geographies in terms of selling lower-quality assets and retaining higher quality assets. This transaction will be CAD accretive right out of the gate. It’s going to – we projected that they will generate $38 million of incremental EBITDA over the first five-year period. And then $25 million of incremental CAD. And so we like it from a financial metrics standpoint.

And then lastly, one of the things that we’re very excited about with this is it’s the first use of an UPREIT transaction within the timber space. And this is something that we deal. There’s a lot of potential for in this industry. There are a lot of private timber holdings out there for whom the owners wish to retain an investment in timber, but also want to have the flexibility to monetize that and do it in a tax-efficient manner. And I’d say this is very much characterized a lot of the Pope Resources’ unitholders so we’re excited to be able to roll this out on this transaction. It’s something that we hope to be able to build on in the future. . . .

Shifting gears to the Pacific Northwest. It looks at our portfolio there. It’s heavily concentrated in Washington with a little bit in Oregon. You can see the age class profile, which I’ll touch on a little bit later with respect to the Pope acquisition. This looks at the addition of those Pope lands. You can see in the upper left, the impact on our sustainable yield. On the lower left, the productive – percent of productive for us. In the West, you have a lot of lands that have regulatory set asides. And because there are fewer major rivers on the Pope lands, they have a much higher proportion of productive force and bump our – mixup a little bit higher.

In the upper right, you can see the age class mix. And where we are most complementary between the two portfolios is in the 20 to 24 and 35-plus age groups. And those are key as we think about how we calculate the sustainable harvest. And then on the lower right, you see that species mix where we’re adding Pope’s portfolio, which has 83 Douglas fir. . . .

<<Collin Mings, Analyst, Raymond James>>

I do want to shift gears and talk a little bit about the Pope transaction. I do want to open it up to the audience to see if there’s any questions before shifting gears here. No. Okay. Well, one of the other key things that you highlighted this earlier, that’s kind of new with Rayonier, if you will, over the last few months has been the announcement of the Pope transaction. You touched on some of the benefits. So maybe, just elaborate a little bit more on the appeal of this particular transaction. In the past, Dave, I mean, you’ve made the point of in Rayonier – they’ve done some larger deals as well over the last few years, but a lot of the success has been more on the bolt-on, smaller transactions. And push that back and look at 2019, you were successful across all regions, doing some of those smaller deals. Maybe just talk a little bit more about this transaction. And then along those lines, Mark, just maybe update, us on the balance sheet because inherently, this transaction does lever up the balance sheet a little bit. So just latest thoughts on that front.

<<Dave Nunes, Chief Executive Officer>>

Yeah. The Pope transaction, in my mind, anytime you do a company M&A deal, you introduce a lot of risk from an execution standpoint. And I think my familiarity with Pope assets and the people having worked there for 17 years, and I was the CEO of the last 12 of those years. I know the people. I know the assets quite well. I think that really helps de-risk some of this transaction from a cultural standpoint. I think that as you study the M&A space, the M&A space, where you seem to have the most issue is cultural blending of two companies. And so that important aspect of this transaction, I feel, is pretty positive, given how similarly these two companies are from a cultural standpoint.

I touched earlier on a lot of the attributes of the portfolio. But I also think that Pope is a pure Northwest player. There’s, frankly, things that we can learn from them and that they can learn from us. And I think that we’re going to – we’re working really hard right now to try to isolate those areas and then leverage that expertise across both of the portfolios. And so I see this as somewhat of akin to a bolt-on type transaction, although it’s a little larger than we typically deal with. And so we’re excited to add those assets. We think it’s a great fit to our assets. We know those assets. I know the assets and the people and. And I’ll let Mark speak to the balance sheet attributes. But again, we think that’s very much within control.

<<Mark McHugh, Chief Financial Officer>>

Yes, sure. On the balance sheet side, Collin, as we stated when we announced the transaction, there are about $300 million of cash uses in the deal. That’s between the LP and the GP cash consideration as well as the rollover of about $100 million of the Pope debt plus transaction fees and expenses. So, pro forma rolling forward as of the 12/31 balance sheet, that translates to about four and a half times net debt-to-EBITDA, which I’d say is towards the higher end of where we’ve generally guided to wanting to manage leverage too.

So, in the context of this, we have generally conveyed to the agencies that we will have a focus on some modest deleveraging in the near-term. We think we have a lot of levers at our disposal to do that. We obviously always have the ability to sell assets to conduct some modest deleveraging. But suffice it to say, I think we’re very comfortable with where the balance sheet is going to be. I think we have a lot of tools at our disposal to exercise some modest deleveraging.

<<Collin Mings, Analyst, Raymond James>>

One other component of the Pope transaction that I want to touch on. And again, Dave touched on it in the presentation, which is the OP unit structure and kind of bringing that into play here. From a real estate mindset of REIT analyst, I mean, we’ve seen other REITs to be successful as far as using that as a tool in their toolkit as far as equitizing the balance sheet and finding some deals. Maybe just any initial responses from potential sellers now that you’re in the process of putting this in place or anything at a company level from an initiative standpoint of actually targeting having directed outreach effort, if you will, around OP unit deals?

<<Mark McHugh, Chief Financial Officer>>

Yes, sure. I am happy to take that. I mean, I think it’s a little early to have seen a lot of significant uptick in inbound interest on but look, it’s something that we – as a sector, we’ve talked about extensively in the past, and we are pleased to be the first timber REIT to actually pull this off. We do think that there are a pretty ample supply of would be sellers into a structure of this nature. To-date, it’s been somewhat untested. So it’s a difference between sort of communicating it, hey, we think we could do this as opposed to we have the structure in place and could execute on it relatively quickly. So I’d say that we’re optimistic about the new types of transaction opportunities that this could bring to the table for us. And again, we think it does offer would-be-private sellers of timberland some unique tax advantages.

# Rayonier to Acquire Pope Resources

Rayonier + POPE = **Stronger Company**

| Strategic Benefits | Financial Benefits |
|---|---|
| | |

## Strategic Benefits

- Significantly expands the scale of Rayonier's Pacific Northwest timberland portfolio
  - Adds 125k[1] acres of fee ownership
  - Increases PNW sustainable yield by 57 MMBF
- Significantly improves quality of Rayonier's Pacific Northwest portfolio
  - Increases proportion of Douglas-fir merchantable inventory from 60% to 68%
  - Increases proportion of ground-based logging, with significantly lower operating costs
  - Improves geographic and log market diversity
- Adds 17k "look-through"[2] acres from timber fund business
- Opportunity to leverage regional expertise in silvicultural practices, log marketing and logistics
- Enhances pipeline of value-added HBU and real estate development opportunities

## Financial Benefits

- Expected synergies of $5 million[3] annually
  - Reduction of overhead expenses
  - Elimination of redundant public company costs
- Improves PNW cash flow per acre due to strong markets, favorable species mix and lower operating costs
- Expected five-year average annual financial impact:
  - Adjusted EBITDA*: +$38 million
  - CAD*: +$25 million
- Expected to be accretive to CAD* / share in first full year[3]
- Limits incremental leverage with minimum equity consideration of 70%
  - Opportunity to reduce debt through portfolio optimization / large dispositions
- UPREIT structure offers tax deferral option for Pope unitholders and facilitates future timberland acquisition opportunities for Rayonier

(1) Includes approx. 6,000 acres representing long-term timber deeds, timber reservations from prior land sales, and lands located within real estate project areas.
(2) "Look-through" represents pro-rata ownership of the funds.
(3) Excludes transaction costs and costs required to achieve synergies.
* Non-GAAP measure (see Appendix for definitions).

Rayonier

8

Raymond James 41st Annual Investor Conference Presentation | March 2020

Pope Timberlands Significantly Enhance Rayonier Portfolio (1) (2) Pro Forma Sustainable Yield Acres and % by Age-Class (000 Acres) (MMBF / year) 70 300 Rayonier Pope 60 57 235 250 50 40 200 178 30 20 150 10 100 – 0-4 5-9 10-14 15-19 20-24 25-29 30-34 35+ 50 RYN 14% 14% 15% 10% 8% 10% 15% 14% – POPE 14% 8% 10% 10% 14% 7% 16% 21% Rayonier Pope Combined (2) % Productive Forest Merchantable Volume Species Mix Rayonier 60% 26% Rayonier 78% Pope 83% 8% Pope 83% Combined 68% 20% Combined 79% – 20% 40% 60% 80% 100% Douglas-fir Hemlock Other Conifer Cedar Hardwood 65% 70% 75% 80% 85% 90% Pope Resources’ partnership timberland complements Rayonier’s existing age-class distribution and materially upgrades the quality of our Pacific Northwest portfolio. (1) See definition of sustainable yield in Rayonier’s most recent Form 10-K. (2) Rayonier age class and 35+ year old merchantable volume as of 09/30/19. Pope age class and 35+ year old merchantable volume represents partnership / fee timber only and is projected as of 12/31/19. 14 st Raymond James 41 Annual Investor Conference Presentation | March 2020Pope Timberlands Significantly Enhance Rayonier Portfolio (1) (2) Pro Forma Sustainable Yield Acres and % by Age-Class (000 Acres) (MMBF / year) 70 300 Rayonier Pope 60 57 235 250 50 40 200 178 30 20 150 10 100 – 0-4 5-9 10-14 15-19 20-24 25-29 30-34 35+ 50 RYN 14% 14% 15% 10% 8% 10% 15% 14% – POPE 14% 8% 10% 10% 14% 7% 16% 21% Rayonier Pope Combined (2) % Productive Forest Merchantable Volume Species Mix Rayonier 60% 26% Rayonier 78% Pope 83% 8% Pope 83% Combined 68% 20% Combined 79% – 20% 40% 60% 80% 100% Douglas-fir Hemlock Other Conifer Cedar Hardwood 65% 70% 75% 80% 85% 90% Pope Resources’ partnership timberland complements Rayonier’s existing age-class distribution and materially upgrades the quality of our Pacific Northwest portfolio. (1) See definition of sustainable yield in Rayonier’s most recent Form 10-K. (2) Rayonier age class and 35+ year old merchantable volume as of 09/30/19. Pope age class and 35+ year old merchantable volume represents partnership / fee timber only and is projected as of 12/31/19. 14 st Raymond James 41 Annual Investor Conference Presentation | March 2020

Pacific Northwest Demand & Pricing Trends Pacific Northwest Log Demand & Pricing (BBF) ($ per MBF) 14.0 $900 $800 12.0 $700 10.0 $600 8.0 $500 $400 6.0 $300 4.0 $200 2.0 $100 – – West Coast Lumber Production Log Exports (Lumber Basis) Douglas-fir Log Price (Log Lines Region #1 - #2 Sawlog) Western Hemlock Log Price (Log Lines Region #1 - #2 Sawlog) Pacific Northwest pricing has been impacted recently by the decline in export demand. Source: Forest Economic Advisors, RISI. Note: Log exports converted to lumber basis assuming 2.35 recovery rate. 15 st Raymond James 41 Annual Investor Conference Presentation | March 2020Pacific Northwest Demand & Pricing Trends Pacific Northwest Log Demand & Pricing (BBF) ($ per MBF) 14.0 $900 $800 12.0 $700 10.0 $600 8.0 $500 $400 6.0 $300 4.0 $200 2.0 $100 – – West Coast Lumber Production Log Exports (Lumber Basis) Douglas-fir Log Price (Log Lines Region #1 - #2 Sawlog) Western Hemlock Log Price (Log Lines Region #1 - #2 Sawlog) Pacific Northwest pricing has been impacted recently by the decline in export demand. Source: Forest Economic Advisors, RISI. Note: Log exports converted to lumber basis assuming 2.35 recovery rate. 15 st Raymond James 41 Annual Investor Conference Presentation | March 2020

Cautionary Statement Regarding Forward-Looking Information

In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Rayonier Inc. (“Rayonier”) and Pope Resources, a Delaware Limited Partnership (“Pope”) operate and beliefs of and assumptions made by Rayonier’s management and Pope’s management, involve uncertainties that could significantly affect the financial or operating results of Rayonier, Pope or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the proposed transaction involving Rayonier and Pope, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to (i) benefits of the proposed transaction to stockholders, employees and other constituents of the combined company, (ii) synergies and other cost savings as a result of completion of the proposed transaction, (iii) the expected timetable for completing the proposed transaction or integration of the two companies, (iv) general conditions in the geographic areas where Rayonier or Pope operate, (v) creating value for stockholders, (vi) changes in timber prices, (vii) changes in sales or contribution volume of developed properties and (viii) the availability of capital are each forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The following important factors, among others, could cause actual results or events to differ materially from those expressed in forward-looking statements that may have been made in this document: risks associated with achieving expected synergies and other costs savings; risks associated with the ability to complete the proposed transaction and the timing of the closing of the proposed transaction; the ability to successfully integration our operations and employees following the closing of the proposed transaction; the cyclical and competitive nature of the industries in which we operate; fluctuations in demand for, or supply of, our forest products and real estate offerings; entry of new competitors into our markets; changes in global economic conditions and world events; fluctuations in demand for our products in Asia, and especially China; various lawsuits relating to matters arising out of our previously announced internal review and restatement of our consolidated financial statements; the uncertainties of potential impacts of climate-related initiatives; the cost and availability of third party logging and trucking services; the geographic concentration of a significant portion of our timberland; our ability to identify, finance and complete timberland acquisitions; changes in environmental laws and regulations regarding timber harvesting, delineation of wetlands, and endangered species, that may restrict or adversely impact our ability to conduct our business, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires, which can adversely affect our timberlands and the production, distribution and availability of our products; interest rate and currency movements; our capacity to incur additional debt; changes in tariffs, taxes or treaties relating to the import and export of our products or those of our competitors; changes in key management and personnel; our ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust and changes in tax laws that could adversely affect beneficial tax treatment; the cyclical nature of the real estate business generally; a delayed or weak recovery in the housing market; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, especially in Florida, which also may be affected by changes in law, policy and political factors beyond our control; unexpected delays in the entry into or closing of real estate transactions; changes in environmental laws and regulations that may restrict or adversely impact our ability to sell or develop properties; the timing of construction and availability of public infrastructure; and the availability of financing for real estate development and mortgage loans; the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Rayonier or Pope; the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction; those additional risks and factors discussed in reports filed with the SEC by Rayonier and Pope from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, each of Rayonier and Pope disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

Important Additional Information and Where to Find It

In connection with the proposed merger, Rayonier and its subsidiary, Rayonier Operating Company LLC (“ROC”), will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Rayonier common stock and units representing partnership interests in ROC to be issued in connection with the merger. The registration statement will include a proxy statement/prospectus which will be sent to the stockholders of Pope seeking their approval of the merger-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RAYONIER, POPE AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Rayonier at its website, www.rayonier.com, or from Pope at its website, www.poperesources.com. Documents filed with the SEC by Rayonier will be available free of charge by accessing Rayonier’s website at www.rayonier.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Rayonier at 1 Rayonier Way, Wildlight, FL 32097, and documents filed with the SEC by Pope will be available free of charge by accessing Pope’s website at www.poperesources.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Pope at 19950 Seventh Avenue NE, Suite 200, Poulsbo, WA 98370.

PARTICIPANTS IN THE SOLICITATION

Rayonier and Pope and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pope in respect of the proposed transaction under the rules of the SEC. Information about Pope’s directors and executive officers is available in Pope’s Annual Report on Form 10-K and certain of its Current Reports on Form 8-K. Information about Rayonier’s directors and executive officers is available in Rayonier’s proxy statement dated April 1, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Rayonier or Pope using the sources indicated above.

NO OFFER OR SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.